Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Greenfire Resources Ltd.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Greenfire Resources Ltd. (the “Company” or “Greenfire”) is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our President and our Vice President, Finance we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has assessed the effectiveness of Greenfire’s internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the U.S.s Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.  Based on our assessment, we have concluded that as of December 31, 2025, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

This Annual Report does not include an attestation report on the internal controls over financial reporting from the Company’s independent registered public accounting firm due to an exemption established by the Jumpstart Our Business Startups Act for “emerging growth companies” (as such term is defined in Rule 12b-2 under the Exchange Act).

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management, in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), has prepared the accompanying consolidated financial statements of the Company. Financial and operating information presented throughout the Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Deloitte LLP was appointed by the Company’s Board of Directors to express an audit opinion on the consolidated financial statements. Their examination included such tests and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with IFRS Accounting Standards as issued by the IASB.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our bitumen reserves. The Audit Committee meets regularly with management and the Independent Registered Public Accounting Firm to ensure that management’s responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval. The Audit Committee also considers the independence of Deloitte LLP and reviews their fees. The Independent Registered Public Accounting Firm has access to the Audit Committee without the presence of management.

There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

/s/ Colin Germaniuk	/s/ Travis Belak
Colin Germaniuk	Travis Belak
President	Vice President, Finance
Greenfire Resources Ltd.	Greenfire Resources Ltd.

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Greenfire Resources Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Greenfire Resources Ltd. and subsidiaries (the “Company”) as at December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Calgary, Canada

March 12, 2026

We have served as the Company’s auditor since 2021.

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Greenfire Resources Ltd

Consolidated Statements of Financial Position

As at December 31
($CAD thousands)	note	2025	2024
Assets
Current assets
Cash and cash equivalents		$41,974	$67,419
Accounts receivable	15	66,186	56,417
Inventories	4	20,596	14,946
Prepaid expenses and deposits		9,422	5,456
Risk management contracts	15	11,016	-
		149,194	144,238
Non-current assets
Property, plant and equipment	5	990,094	960,059
Deferred income tax asset	6	146,156	153,174
		1,136,250	1,113,233
		1,285,444	1,257,471
Liabilities
Current liabilities
Accounts payable and accrued liabilities	18	88,432	61,804
Current portion of long-term debt	7	-	248,489
Current portion of lease liabilities and other	8	3,276	7,014
Warrant liability	10	4,128	18,304
Risk management contracts	15	-	248
		95,836	335,859
Non-current liabilities
Long-term debt	7	-	80,441
Lease liabilities and other	8	2,829	2,296
Decommissioning liabilities	9	19,922	17,444
		22,751	100,181
		118,587	436,040
Shareholders’ equity
Share capital	11	462,935	164,402
Contributed surplus		8,310	8,921
Retained earnings		695,612	648,108
		1,166,857	821,431
		$1,285,444	$1,257,471

Commitments and contingencies (note 16)

See accompanying notes to the consolidated financial statements

These consolidated financial statements were approved by the Board of Directors.

/s/ Brian Heald	/s/ Tom Ebbern
Brian Heald, Director	Tom Ebbern, Director

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Greenfire Resources Ltd.

Consolidated Statements of Comprehensive Income

($CAD thousands, except per share amounts)	note	Year ended December 31, 2025	Year ended December 31, 2024
Revenues
Oil sales	12	$603,303	$822,972
Royalties		(18,908)	(32,023)
Oil sales, net of royalties		584,395	790,949
Gain (loss) on risk management contracts	15	42,579	(27,489)
		626,974	763,460
Expenses
Diluent expense		232,793	327,146
Transportation and marketing		49,924	52,744
Operating expenses		129,010	152,864
General and administrative		22,865	22,758
Stock-based compensation	14	2,923	6,344
Financing and interest	13	77,570	61,460
Depletion and depreciation	5	83,584	81,030
Exploration expenses		2,188	1,811
Other income		(3,378)	(5,032)
Gain on revaluation of warrants	10	(14,176)	(326)
Foreign exchange (gain) loss		(11,652)	26,129
Total expenses		571,651	726,928
Net income before taxes		55,323	36,532
Income tax (expense) recovery	6	(7,819)	84,879
Net income and comprehensive income		$47,504	$121,411
Net income per share
Basic	11	$0.66	$1.76
Diluted	11	$0.66	$1.70

See accompanying notes to the consolidated financial statements

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Greenfire Resources Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

		Year ended	Year ended
($CAD thousands)	note	December 31, 2025	December 31, 2024
Share capital
Balance, beginning of year		$164,402	$158,515
Issuance of shares on exercise of share units	11,14	2,561	5,887
Issuance of shares on rights offering	11	298,653	-
Share issuance costs, net of tax	11	(2,681)	-
Balance, end of year		462,935	164,402
Contributed surplus
Balance, beginning of year		8,921	9,788
Stock-based compensation	14	2,923	6,344
Issuance of shares on exercise of share units	11,14	(3,534)	(7,211)
Balance, end of year		8,310	8,921
Retained earnings
Balance, beginning of year		648,108	526,697
Net income and comprehensive income		47,504	121,411
Balance, end of year		695,612	648,108
Total shareholders’ equity		$1,166,857	$821,431

See accompanying notes to the consolidated financial statements

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Greenfire Resources Ltd.

Consolidated Statements of Cash Flows

($CAD thousands)	note	Year ended December 31, 2025	Year ended December 31, 2024
Operating activities
Net income		$47,504	$121,411
Items not affecting cash:
Income tax expense (recovery)	6	7,819	(84,879)
Unrealized gain on risk management contracts	15	(11,264)	(169)
Depletion and depreciation	5	84,250	80,725
Stock-based compensation	14	2,923	6,344
Financing expense	13	36,557	14,554
Foreign exchange (gain) loss		(10,539)	26,529
Gain on revaluation of warrants	10	(14,176)	(326)
Other income		(294)	-
Decommissioning costs	9	(1,133)	-
Change in non-cash working capital	19	(5,186)	(19,642)
Cash provided by operating activities		136,461	144,547
Financing activities
Repayment of long-term debt	7	(329,315)	(84,278)
Debt redemption premium	7,13	(19,738)	(4,214)
Proceeds on issuance of common shares	11	298,653	-
Share issuance costs	11	(3,482)	-
Payment of lease liabilities	8	(4,299)	(6,934)
Cash used in financing activities		(58,181)	(95,426)
Investing activities
Property, plant and equipment expenditures	5	(111,766)	(87,404)
Acquisitions	5	-	(4,390)
Change in non-cash working capital (accrued additions to PP&E)	19	11,543	(2,611)
Cash used in investing activities		(100,223)	(94,405)
Exchange rate impact on cash and cash equivalents held in foreign currency		(3,502)	3,178
Change in cash and cash equivalents		(25,445)	(42,106)
Cash and cash equivalents, beginning of year		67,419	109,525
Cash and cash equivalents, end of year		$41,974	$67,419

See accompanying notes to the consolidated financial statements

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Notes to the Consolidated Financial Statements

1.	CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) was incorporated under the laws of Alberta on December 9, 2022. These audited consolidated financial statements are comprised of the accounts of Greenfire and its wholly owned subsidiaries. The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties in the Athabasca oil sands region of Alberta. Greenfire’s common shares are publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFR”. The Company’s corporate head office is located at 800, 350 7th Avenue SW, Calgary, AB T2P 3N9.

Throughout 2024, certain limited partnerships comprising Waterous Energy Fund and its affiliates (collectively, “WEF”), through a series of transactions acquired a total of 39,300,278 common shares and 2,654,179 common share purchase warrants of Greenfire. The final transaction in this series occurred on December 23, 2024 (the “Change of Control Transaction”), which resulted in WEF holding 56.5% of the Company’s outstanding common shares.

At December 31, 2025, approximately 72.0% of the Company’s common shares were owned by WEF following further transactions occurring in 2025.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

Preparation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). In these consolidated financial statements, all dollars are expressed in Canadian dollars, which is the Company’s functional currency, unless otherwise indicated. These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The consolidated financial statements were approved by the Board of Directors on March 12, 2026.

Use of estimates and judgements

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimated. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Information about certain areas of estimation uncertainty and critical judgements in applying accounting policies that affect amounts recognized in these financial statements is as follows:

Bitumen reserves

The estimation of reserves involves the exercise of judgment. Forecasts are based on engineering data, estimated future prices, expected future rates of production and the cost and timing of future capital expenditures, all of which are subject to many uncertainties and interpretations. The Company expects that over time its reserves estimates will be revised either upward or downward based on updated information such as the results of future drilling and production. Reserves estimates can have a significant impact on net earnings, as they are a key input into the unit of production rates used for the calculation of depletion, timing of decommissioning liabilities and for determining potential asset or CGU impairment. The Company’s reserves are evaluated annually by its independent external qualified reserves evaluator.

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Property, plant and equipment (“PP&E”)

Developed and producing assets within PP&E are depleted using the unit-of-production method based on estimated total recoverable proved plus probable reserves and future costs required to develop those reserves. There are several inherent uncertainties associated with estimating reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

Identification of cash-generating units (“CGUs”) and Impairments

CGUs are defined as the lowest grouping of assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The classification of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructures, and the way in which management monitors the Company’s operations.

The recoverable amount of cash-generating units (“CGUs”) and individual assets is determined as the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). Estimates of recoverable amount incorporate reserve estimates prepared in accordance with National Instrument 51-101: Standards of Disclosure for Oil and Gas Activities, by the Company’s independent qualified reserves evaluator, as well as observable market data from recent industry transactions involving assets with similar geological and geographic characteristics.

Assumptions used in the determination of recoverable amounts are subject to change as new information becomes available. Changes in the estimated forward commodity prices, production costs, development expenditures, production rates, regulatory regimes, or energy sources could alter the economic status of reserves and result in revisions to reserve estimates.

Forward commodity price assumptions are used in the discounted cash flow models and are adjusted for quality differentials, heat content, and distance to market. Commodity prices may be affected by a range of factors, including supply and demand fundamentals, inventory levels, foreign exchange rates, weather conditions, energy sources, economic and geopolitical developments, trade policies and tariffs, global pandemics, natural disasters and related government responses. Pricing and production cost assumptions reflect legislated carbon taxes and the effect of prevailing market conditions on related compliance costs.

Income tax

The provision for income taxes is based on judgements in applying income tax law and estimates on the timing and likelihood of reversal of temporary differences between the accounting and tax bases of assets and liabilities. The provision for income taxes is based on the Company’s interpretation of the tax legislation and regulations which are also subject to change. The Company recognizes a tax provision when a payment to tax authorities is considered more likely than not. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Income tax filings are subject to audits and reassessments and changes in facts, circumstances and interpretations of the standards which may result in a material increase or decrease in the Company’s provision for income taxes.

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Decommissioning liabilities

The provision for decommissioning liabilities is based upon the current legal and constructive requirements and incorporates numerous assumptions including cost estimates, inflation rates, credit-adjusted discount rates, and settlement timing. Management reviews these requirements and assumptions at the end of each reporting period.

Cost estimates: Greenfire engages an independent third party to assist in developing and verifying cost estimates. The third party provides an independent verification of Greenfire’s asset inventory and utilizes proprietary data to provide site-specific and regional cost benchmarks. Judgment is applied in determining the point at which an asset ceases to be economically viable, incorporating long-term commodity price and cost estimates.

Settlement timing: The timing of settlement is based on the economic lives of the assets and provincial mandate regulations, including spend quotas. The estimated economic lives of the Company’s assets are determined with reference to reserve estimates prepared in accordance with National Instrument 51-101: Standards of Disclosure for Oil and Gas Activities, by the Company’s independent qualified reserves evaluator.

Inflation rates: Costs are escalated based on the long-term inflation target rate.

Credit-adjusted discount rate: Estimated future cash flows, prepared on a nominal basis, are discounted at a pre-tax, credit-adjusted rate that reflects current market assessments of the time value of money and the risks specific to the liability, including the Company’s own credit risk.

The actual cost of decommissioning is uncertain, the estimates may change in response to numerous factors including changes in legal requirements, technological advances, market conditions, inflation and the timing of expected decommissioning and restoration.

Risk management contracts

The fair values of risk management contracts fluctuate depending on the underlying estimates of future commodity prices, foreign exchange rates, or credit spreads. The estimated fair value of the risk management contracts relies on external observable market data including quoted forward commodity prices, interest rates and foreign exchange rates. The resulting fair value estimates may not be indicative of the amounts realized at settlement and as such are subject to measurement uncertainty.

Business combinations

Management is required to exercise judgment in determining whether assets acquired and liabilities assumed constitute a business. A business consists of an integrated set of assets and activities, comprised of inputs and processes, that is capable of being conducted and managed as a business by a market participant. Management also applies judgement in applying the optional concentration test to assess whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, and, accordingly, whether the transaction is an asset acquisition rather than a business combination.

Business combinations are accounted for using the acquisition method of accounting, whereby the net identifiable assets acquired are recorded at fair value. The fair value of individual assets is often required to be estimated, which may involve estimating the fair values of proved plus probable reserves, tangible assets, undeveloped land, intangible assets and other assets. These estimates incorporate assumptions using indicators of fair value, as determined by management. Changes in any of the estimates or assumptions used in determining the fair value of the net identifiable assets acquired may impact the carrying values assigned to assets acquired and liabilities assumed and could have a material impact on earnings.

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Long-term debt

The measurement of the current portion of long-term debt relies on management’s estimates of expected excess cash flows, as defined by the indenture governing the senior secured notes. This estimate incorporates assumptions about production levels, commodity prices, working capital changes, forecasted expenses and capital expenditures.

Warrant liability

To estimate the fair value of its warrant liability, the Company uses the Black-Scholes option pricing model which requires that management make assumptions related to dividend yields, the expected life of the warrant, the anticipated volatility of the share price over the life of the warrant and the risk-free interest rate for the life of the warrant. Assumptions related to the warrant liability are subject to judgment and estimation uncertainty due to both internal and external market factors. Changes in assumptions can impact the fair value of the warrants.

3.	MATERIAL ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements consist of financial records of the Company and its wholly-owned subsidiaries. Subsidiaries are entities controlled by the Company. Subsidiaries are consolidated from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing these consolidated financial statements.

Joint arrangements

The Company undertakes certain business activities through joint arrangements. Interests in joint arrangements have been classified as joint operations. Joint control exists for contractual arrangements governing the Company’s assets whereby Greenfire has less than one hundred per cent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. A joint operation is established when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company only recognizes its proportionate share in assets, liabilities, revenues and expenses associated with its joint operations.

Foreign currency translation

Foreign currency transactions are translated into Canadian Dollars at exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange on the reporting date. Any resulting exchange differences are recognized in net income. Non-monetary assets and liabilities denominated in a foreign currency are measured at historical cost and are translated into the functional currency using the rates of exchange as at the dates of the initial transactions.

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Operating segments

The Company identifies its operating segments based on internal reporting provided to the chief operating decision maker, to make decisions about resources to be allocated and assess performance. Greenfire’s chief operating decision maker is identified as the Company’s President. The Company has one reportable operating segment which is made up of its oil sands operations based on geographic location (Athabasca oil sands region of Alberta, Canada), nature of the products sold and integration of facilities and operations. The Company determines its operating segments based on the differences in the nature of operations, products sold, marketing arrangements, economic characteristics, regulatory environments and management. All of the Company’s non-current assets are located in and revenue is earned in Canada.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired, or when the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported on the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

The following table summarizes the method by which the Company measures its financial instruments on the consolidated statements of financial position:

Financial Instrument	Classification
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Risk management contracts	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Warrant liability	FVTPL
Long-term debt	Amortized cost

Financial assets and liabilities measured at amortized cost

A financial asset is classified in this category if the asset is held within a business entity whose objective is to collect contractual cash flows on specified dates that are solely payments of principal and interest. At initial recognition, financial assets at amortized cost are recognized at fair value plus transaction costs, except for trade receivables that do not have a significant financing component which are measured at transaction price. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method less any impairment losses. At each reporting period an assessment is made whether there is objective evidence that a financial asset is impaired based on expected credit loss information. For the Company’s financial assets measured at amortized cost, loss allowances are determined based on the expected credit loss over the asset’s lifetime. Expected credit losses are a probability-weighted estimate of credit losses, considering possible default events over the expected life of a financial asset.

If a financial liability is not measured at fair value through profit or loss (“FVTPL”), it is measured at amortized cost. For interest bearing debt, this is the fair value of the proceeds received net of transaction costs associated with the borrowing. After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any transaction costs and any discount or premium on settlement.

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Risk management contracts

Risk management contracts executed by the Company to manage market risk are classified as FVTPL. The Company has not designated any of its financial derivative contracts as hedging instruments. The estimated fair value of these instruments is determined by reference to observable market data including commodity price curves, and foreign currency curves. Transaction costs are charged to the statements of income and comprehensive income as incurred. Realized gains and losses on risk management contracts are recorded as gains and losses in the statements of net income and comprehensive income in the period they occur. Changes in fair value of the derivative contracts are recorded as unrealized gains and losses on derivative contracts in the statements of net income and comprehensive income.

Warrant liability

The warrants issued are classified as a financial liability due to their exercise features and are measured at fair value upon issuance and at each subsequent reporting period. The changes in fair value are recognized in net income. The fair value of these warrants is determined using the Black-Scholes option valuation model. Transaction costs are charged to the statements of income and comprehensive income as incurred.

Fair value measurement

All fair value measurements used or disclosed in these consolidated financial statements are categorized using a three-level hierarchy based upon the inputs used to measure the fair value:

Level 1: Unadjusted, quoted prices for identical assets or liabilities in active markets;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

Level 3: Significant, unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

At each reporting date, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing the level of classification for each asset or liability measured or disclosed at fair value. Fair values in these financial statements have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

●	The value in use or fair value less costs of disposal is calculated to determine the recoverable amount of non-financial assets that are tested for impairment.

●	The fair value of risk management contracts is based on listed market prices.

●	The fair value of long-term debt is measured using period-end prices from the secondary market.

●	The fair value of the warrant liability is determined using the Black-Scholes option pricing model, incorporating observable market data inputs.

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Revenue

Revenue is measured based on consideration to which the Company expects to be entitled to in a contract with a customer. The Company recognizes revenue primarily from the sale of diluted and non-diluted bitumen. Revenue is recognized when its single performance obligation is satisfied. This occurs when the product is delivered, control of the product and title or risk of loss transfers to the customer at contractually specified transfer points. This transfer coincides with title passing to the customer and the customer taking physical possession of the commodity. The Company principally satisfies its single performance obligations at a point in time. Transaction prices are determined at inception of the contract and allocated to the performance obligations identified. Payment is generally received in the following month after the sale has occurred.

The Company sells its production pursuant to fixed and variable-priced contracts. The transaction price for variable-priced contracts is based on the commodity price, adjusted for quality, location, or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Revenue is recognized when a unit of production is delivered to the contract counterparty. The amount of revenue recognized is based on the agreed upon transaction. Royalty expenses are recognized as production occurs.

The Company has long-term marketing agreements with a single counterparty (“Sole Petroleum Marketer”), granting exclusive marketing rights over its current assets’ production and diluent purchases until April 2026 and until October 2028 for specific assets’ production. Fees paid to the Sole Petroleum Marketer as part of these agreements are expensed as incurred as transportation and marketing expenses. As a result of these marketing agreements, the Company is exposed to concentration and credit risk.

Inventories

Inventories consist of crude oil products and warehouse materials and supplies. The carrying value of inventory includes direct and indirect expenditures incurred in the normal course of business in bringing an item or product to its existing condition and location. The Company values crude oil inventories at the lower of cost and net realizable value on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. If the carrying value exceeds net realizable value, a write-down is recognized. A change in circumstances could result in a reversal of the write-down for the inventory that remains on hand in a subsequent period.

Emissions liabilities and credits

Emissions liabilities are recorded in the period in which the emissions occur using the best estimate of the amount required by Greenfire to settle its obligations, including the carrying value of emissions credits held on hand, and the expected market price of additional credits required. Emissions credits purchased or internally generated for use by Greenfire are recorded at cost and are carried at the lower of cost or net realizable value in inventories.

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Property, plant and equipment (“PP&E”)

PP&E is measured at the cost to acquire, less accumulated depletion and depreciation, and net of any impairment losses. The Company begins capitalizing oil exploration costs after the right to explore has been obtained and includes land acquisition costs, geological and geophysical activities, drilling expenditures and costs incurred for the completion and testing of exploration wells. The Company capitalizes all subsequent investments attributable to the development of its oil assets if the expenditures are considered a betterment and provide a future benefit beyond one year. Costs of planned major inspections, overhaul and turnaround activities that maintain PP&E and benefit future years of operations are capitalized and depreciated on a straight-line basis over the period to the next turnaround. Recurring planned maintenance activities performed on shorter intervals are expensed. Replacements of equipment are capitalized when it is probable that future economic benefits will flow to the Company. The Company’s capitalized costs primarily consist of pad construction, drilling activities, completion activities, well equipment, processing facilities, gathering systems and pipelines. Borrowing costs attributable to long-term development projects are also capitalized.

Capitalized costs are classified as exploration and evaluation (“E&E”) assets if technical feasibility and commercial viability have not yet been established. Technical feasibility and commercial viability are generally deemed to exist when proved reserves are present and the Company has sanctioned the project for commercial development. Capitalized costs are classified as PP&E assets if they are attributable to the development of oil reserves after technical feasibility and commercial viability have been achieved. Once the technical feasibility and commercial viability of E&E assets have been established, the E&E assets are tested for impairment and reclassified to PP&E. The majority of the Company’s PP&E is depleted using the unit-of-production method relative to the Company’s estimated total recoverable proved plus probable (2P) reserves. The depletion base consists of the historical net book value of capitalized costs, plus the estimated future costs required to develop the Company’s estimated recoverable proved plus probable reserves. The depletion base excludes E&E and the cost of assets that are not yet available for use in the manner intended by Management.

There were no E&E assets as at December 31, 2025 and 2024.

Impairment of non-financial assets

For the purpose of estimating the asset’s recoverable amount, PP&E assets are grouped into Cash Generating Units (“CGU”). A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The Company’s PP&E assets are currently grouped into a single CGU—Hangingstone.

PP&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated as the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCOD”). VIU is estimated as the discounted present value of the expected future cash flows from continuing use of the asset or CGU. FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. An impairment loss is recognized in earnings or loss if the carrying amount of the asset or CGU exceeds its estimated recoverable amount.

At each reporting period, PP&E, E&E and right-of-use (“ROU”) assets are tested for impairment reversal at the CGU level when facts and circumstances suggest that the recoverable amount of the CGU may exceed the carrying value. Impairment reversal is limited to the carrying amount which would have been recorded had no historical impairment been recorded.

Greenfire Resources Ltd.	2025 Annual Financial Statements | 15

Business combinations

Business combinations are accounted for using the acquisition method of accounting in which identifiable assets acquired, and liabilities assumed in a business combination are recognized and measured at their fair value at the date of the acquisition. If the cost of the acquisition is less than the fair value of the net asset acquired, the difference is recognized in net income. If the cost of the acquisition is greater than the fair value of the net assets acquired, the difference is recognized as goodwill.

Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. The Company’s provisions primarily consist of decommissioning liabilities associated with dismantling, decommissioning, and site disturbance remediation activities related to its oil assets.

At initial recognition, the Company recognizes a decommissioning asset and corresponding liability on the statements of financial position. Decommissioning liabilities are measured at the present value of expected future cash outflows required to settle the obligations at the reporting date, using management’s best estimate of expenditures required to settle the liability. Decommissioning liabilities are measured based on the estimated future inflation rate and then discounted to net present value using a credit adjusted risk-free discount rate. Any change in the present value, as a result of a change in discount rate or expected future costs, of the estimated obligation is reflected as an adjustment to the provision and the corresponding item of property, plant and equipment. The liability for decommissioning costs is increased each period through the unwinding of the discount, which is included in finance and interest costs in the consolidated statements of comprehensive income. Decommissioning liabilities are remeasured at each reporting period primarily to account for any changes in estimates or discount rates. Actual expenditures incurred to settle the obligations reduce the liability.

Contingent liabilities reflect a possible obligation that may arise from past events and the existence of which can only be confirmed by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Company. Contingent liabilities are not recognized on the statements of financial position unless they can be measured reliably and the possibility of an outflow of economic benefits in respect of the contingent obligation is considered probable. Disclosure of contingent liabilities is provided when there is a less than probable, but more than remote, possibility of material loss to the Company.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation and corresponding ROU asset are recognized at the commencement of the lease. Lease liabilities are initially measured at the present value of the unavoidable lease payments and discounted using the Company’s incremental borrowing rate when an implicit rate in the lease is not readily available. Interest expense is recognized on the lease obligations using the effective interest rate method. The ROU assets are recognized at the amount of the lease liabilities, adjusted for lease incentives received and initial direct costs, on commencement of the leases. ROU assets are depreciated on a straight-line basis over the shorter of the asset’s useful life and the lease term. Depreciation on the ROU assets is recognized in the consolidated statement of comprehensive income. Where appropriate, depreciation charges to the ROU assets may be capitalized as additions to PP&E. The Company is required to make judgements and assumptions on incremental borrowing rates and lease terms. The carrying balance of the leased assets and lease liabilities, and related interest and depreciation expense, may differ due to changes in market conditions and expected lease terms. Short-term and low value leases have not been included in the measurement of lease liabilities.

Greenfire Resources Ltd.	2025 Annual Financial Statements | 16

Income taxes

Income tax is comprised of current and deferred tax. Income tax recovery (expense) is recognized in the consolidated statement of comprehensive income except to the extent that it relates to share capital, in which case it is recognized in equity. Current tax is the expected tax payable (receivable) on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and does not affect profit, other than temporary differences that arise in shareholder’s equity. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset on the consolidated statements of financial position if there is a legally enforceable right to offset and they relate to income taxes levied by the same tax authority. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are not recognized until such time that it is more likely than not that the related tax benefit will be realized.

Stock-based compensation

The Company has outstanding share awards issued under legacy stock-based incentive plans including restricted share units (“RSUs”) and performance share units (“PSUs”). Performance warrants (“PWs”) and deferred share units (“DSUs”) were also issued under these legacy plans; however, no PWs or DSUs were outstanding as at December 31, 2025. The Company does not expect to grant further share awards.

RSUs and PSUs can be settled in either cash or shares issued from treasury, at the sole discretion of the Board of Directors. The Board of Directors intends to settle all incentive units with shares issued from treasury, therefore the share awards have been accounted for as equity-settled compensation. Equity-settled awards may be settled net of shares withheld to satisfy the holders’ statutory tax withholding obligations.

The grant date fair value of share awards is estimated using the Company’s prevailing share price and assumptions relating to the risk-free interest rate, expected award life, expected volatility, and expected dividend yield. The number of awards expected to vest is revised at each reporting date to reflect management’s expectations for the outcome of service and non-market performance conditions.

Greenfire Resources Ltd.	2025 Annual Financial Statements | 17

The equity-settled share awards are expensed over the vesting period of the grants, with a corresponding increase to contributed surplus. When exercised, any cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.

Per share information

Basic per share information is calculated using the weighted average number of common shares outstanding during the year. Diluted per share information is calculated using the basic weighted average number of common shares outstanding during the year, adjusted for the number of shares that could have had a dilutive effect on net income during the year had in the-money and outstanding equity compensation units been exercised.

Standards issued but not effective

IFRS 18 ‘Presentation and Disclosure in Financial Statements’ was issued in April 2024 by IASB and replaces IAS 1 ‘Presentation of Financial Statements’. The standard introduces defined structure to the Statement of Comprehensive Income with related specific disclosure requirements. IFRS 18 is effective January 1, 2027 and is required to be adopted retrospectively. Early adoption is permitted. The Company is assessing the impact of IFRS 18 on the Company’s consolidated financial statements.

4.	INVENTORIES

($ thousands)	December 31, 2025	December 31, 2024
Oil inventories	$7,068	$3,650
Warehouse materials and supplies	9,114	11,296
Emissions credits held for use	4,414	-
Inventories	$20,596	$14,946

At December 31, 2025 and 2024 all inventory was carried at cost with no amounts carried at net realizable value. During the year ended December 31, 2025, $485.3 million (2024 - $603.1 million) of oil inventories were recorded within the respective cost components, which are composed of operating expenses, diluent expense, transportation expense and depletion and depreciation in the consolidated statements of comprehensive income. For the years ended December 31, 2025, and 2024, the Company did not recognize any write-down of inventory.

Greenfire Resources Ltd.	2025 Annual Financial Statements | 18

5.	PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

($ thousands)	Developed and producing	Right-of- use assets	Corporate assets	Total
Cost
Balance as at January 1, 2024	1,090,755	13,758	618	1,105,131
Additions	87,404	907	-	88,311
Acquisitions	16,873	-	-	16,873
Transfers of right-of-use assets	5,126	(5,126)	-	-
Change in decommissioning liabilities	(5,774)	-	-	(5,774)
Balance as at December 31, 2024	1,194,384	9,539	618	1,204,541
Additions	114,057	559	509	115,125
Transfers of right-of-use assets	3,497	(3,497)	-	-
Remeasurement of right-of-use assets	-	(2,619)	-	(2,619)
Change in decommissioning liabilities	1,779	-	-	1,779
Balance as at December 31, 2025	1,313,717	3,982	1,127	1,318,826
Accumulated Depletion, Depreciation and Amortization
Balance as at January 1, 2024	163,152	243	362	163,757
Depletion and depreciation (1)	80,342	303	80	80,725
Balance as at December 31, 2024	243,494	546	442	244,482
Depletion and depreciation (1)	83,651	370	229	84,250
Balance as at December 31, 2025	327,145	916	671	328,732
Net Book Value
Balance at December 31, 2024	$950,890	$8,993	$176	$960,059
Balance at December 31, 2025	$986,572	$3,066	$456	$990,094

(1)	As at December 31, 2025 $1.0 million of depletion and depreciation was capitalized to inventory (December 31, 2024- $0.3 million).

At December 31, 2025, Greenfire evaluated its PP&E for indicators of impairment and determined that no indicators were present.

On February 22, 2024, Greenfire acquired natural gas assets in the Hangingstone area for consideration of $2.5 million. This acquisition resulted in an increase in PP&E of $12.7 million, including $10.2 million of future decommissioning obligations. On April 19, 2024, Greenfire acquired heavy oil assets in the Athabasca region of Northern Alberta for consideration of $1.9 million. This acquisition resulted in an increase in PP&E of $4.2 million, including $2.3 million of future decommissioning obligations. The Company applied the optional IFRS 3 concentration test to these acquisitions which resulted in the acquired assets being accounted for as asset acquisitions.

6.	INCOME TAXES

The following table reconciles the expected income tax (recovery) expense calculated at the Canadian statutory rate of 23% (2024 – 23%) to the actual income tax expense (recovery).

($ thousands)	Year ended December 31, 2025	Year ended December 31, 2024
Income before taxes	$55,323	$36,532
Expected statutory income tax rate	23.00%	23.00%
Expected income tax expense	12,724	8,402
Gain on warrant revaluation	(3,261)	(75)
Capital gain on debt settlement	(1,688)	-
Effect of change of control (Note1)	-	8,663
Other permanent differences	44	2,100
Change in unrecognized deferred income tax asset	-	(103,969)
Deferred income tax expense (recovery)	$7,819	$(84,879)

Greenfire Resources Ltd.	2025 Annual Financial Statements | 19

($ thousands)	December 31, 2025	December 31, 2024
Deferred tax asset (liability) related to:
Property, plant & equipment	$(143,797)	$(146,895)
Corporate non-capital tax losses carried forward	285,423	293,561
Risk management contracts	(2,534)	57
Share issuance costs	1,875	1,913
Long-term debt and issuance costs	5,189	4,538
Deferred tax asset	$146,156	$153,174
Change in tax asset recognized as:
Deferred tax expense (recovery)	$7,819	$(84,879)
Share issuance costs - equity	$(801)	$-

As at December 31, 2025 the Company had the following income tax pools, which may be used to reduce taxable income in future years, limited to the applicable rates of utilization:

($ thousands)	Rate of Utilization (%)	December 31, 2025
Undepreciated capital cost	7-55	$193,587
Canadian oil and gas property expenditures	10	54,373
Canadian development expenditures	30	90,251
Non-capital and other losses carried forward(1)	100	1,378,333
Other	Various	32,507
Total federal income tax pools		$1,749,051
Adjustment for differences in provincial income tax pools(2)		(136,716)
Combined federal and provincial income tax pools		$1,612,335

(1)	Other losses include restricted interest and finance expenses that are fully deductible against eligible income.
(2)	Provincial non-capital losses carried forward are approximately $397.4 million less than federal non-capital losses.

The Company’s non-capital losses have an expiry profile between 2036 and 2045.

7.	LONG-TERM DEBT

Senior Credit Facility

Greenfire has a reserve-based credit facility (the “Senior Credit Facility”) comprised of a $30.0 million operating facility and a $245.0 million syndicated facility, providing total committed credit of $275.0 million (December 31, 2024 - $50.0 million), with a maturity date of November 30, 2027. The Senior Credit Facility’s borrowing base is subject to a semi-annual review, occurring in May and November each year, and is established based on the lenders’ evaluation of the Company’s bitumen reserves, incorporating their prevailing commodity price assumptions. As at December 31, 2025, there were no amounts drawn on the Senior Credit Facility (December 31, 2024 – no amounts drawn).

The Senior Credit Facility is available on a revolving basis, may be drawn in Canadian or U.S. dollars, and bears interest at floating rates based on applicable Canadian or U.S. benchmark rates(1), plus applicable margins. The applicable margin is determined on a quarterly basis by reference to the Company’s trailing twelve-month Debt to EBITDA Ratio(2). The undrawn portion of the Senior Credit Facility is subject to a standby fee.

The Senior Credit Facility is secured by a first-priority security interest over substantially all of the Company’s assets. The Senior Credit Facility contains customary restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

(1)	Benchmark rates available include the Canadian prime rate, U.S. base rate, Canadian overnight repo rate average, and the secured overnight financing rate.
(2)	As defined in the Senior Credit Facility Agreement.

Greenfire Resources Ltd.	2025 Annual Financial Statements | 20

Senior Secured Notes

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “2028 Notes”). The 2028 Notes bore interest at a fixed rate of 12.00%, were to mature on October 1, 2028, and were secured by a second-priority lien on the Company’s assets. On December 19, 2025, the outstanding 2028 Notes were voluntarily redeemed at 106% of their principal amount. All accrued interest on the 2028 Notes was settled concurrently.

($ thousands)	Principal	Unamortized financing costs(1)	Long-term debt
Balance, January 1 2024	$396,780	$(20,430)	$376,350
Redemption payments	(84,278)	(4,214)	(88,492)
Non-cash financing expense	-	10,655	10,655
Foreign exchange	31,350	(933)	30,417
Balance, December 31, 2024	343,852	(14,922)	328,930
Redemption payments	(329,315)	(19,738)	(349,053)
Non-cash financing expense	-	34,077	34,077
Foreign exchange	(14,537)	583	(13,954)
Balance, December 31, 2025	$-	$-	$-

(1)	Unamortized financing costs include accrued redemption premiums, unamortized issuance costs, and the unamortized portion of the original issue discount.

The indenture governing the Company’s 2028 Notes (the “2028 Indenture”) included the following key terms and restrictions:

●	a requirement to maintain financial hedges for at least 50% of forecasted production(3) for the forward twelve-month period;

●	a limitation on annual capital expenditures of US$150(4) million;

●	restrictions on the Company’s ability to incur additional indebtedness, create or permit liens, pay dividends, redeem equity, make certain restricted payments, and dispose of assets; and

●	a requirement to apply a portion of its Excess Cash Flow(5) every six months to redeem the 2028 Notes at 105% of the principal amount (the “ECF Sweep”) until the outstanding principal balance was reduced to US$100 million.

As a result of a Change of Control Transaction (Note 1), Greenfire was required to make an offer (the “Offer”) to repurchase the 2028 Notes, or a portion thereof, at 101% of the outstanding principal amount. As at December 31, 2024, the portion of the 2028 Notes held by noteholders who agreed not to participate in the Offer was classified as a non-current liability. The remaining balance was classified as a current liability, as settlement of those amounts was not within the Company’s control.

Letter of Credit Facility

Greenfire maintains a separate $55 million letter of credit facility with a financial institution that is supported by Export Development Canada’s Account Performance Security Guarantee program (the “EDC APSG Facility”). The EDC APSG Facility is available on a demand basis. As at December 31, 2025, the Company had $54.0 million (December 31, 2024 - $54.0 million) in letters of credit outstanding under the EDC APSG Facility. Letters of credit issued under the EDC APSG Facility do not reduce Greenfire’s borrowing capacity under the Senior Credit Facility.

(3)	Forecasted production is defined by the 2028 Indenture as the Company’s proved developed producing (“PDP”) forecast in the Company’s most recent reserve report, as determined by a qualified and independent reserves evaluator, as prepared to the Canadian standard using National Instrument 51-101.
(4)	On March 10, 2025, the Company completed an amendment to the 2028 Indenture to increase the annual capital expenditure limitation from CAD$100 million to US$150 million, until the outstanding principal amount of the 2028 Notes is less than US$150 million.
(5)	As defined in the 2028 Indenture.

Greenfire Resources Ltd.	2025 Annual Financial Statements | 21

8.	LEASE LIABILITIES AND OTHER

The Company’s lease liabilities primarily relate to a drilling contract, vehicles, and office space:

($ thousands)	December 31, 2025	December 31, 2024
Balance, beginning of year	$9,310	$13,724
Additions	3,359	907
Modifications and terminations	(2,913)	-
Interest expense	648	1,613
Payments	(4,299)	(6,934)
Balance, end of year	$6,105	$9,310
Current portion	$3,276	$7,014
Non-current portion	$2,829	$2,296

The Company’s minimum lease payments are as follows:

($ thousands)	December 31, 2025	December 31, 2024
Within 1 year	$3,457	$7,669
Within 2 to 5 years	1,999	1,901
Later than 5 years	788	825
Minimum lease payments	6,244	10,395
Amounts representing finance charges	(139)	(1,085)
Present value of net minimum lease payments	$6,105	$9,310

9.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum assets including well sites, gathering systems and processing facilities. In 2024, the Company acquired certain natural gas and heavy oil assets in the Athabasca region of Northern Alberta and recognized $12.5 million of future decommissioning obligations. The Company estimates the total undiscounted escalated amount of cash flows required to settle its decommissioning liabilities to be approximately $342.8 million (December 31, 2024 - $340.8 million). For the year ended December 31, 2025, a credit-adjusted discount rate of 10.0% (December 31, 2024 -10.5%) and an inflation rate of 2.0% (December 31, 2024 - 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $3.9 million with a corresponding adjustment to PP&E. The decommissioning liabilities are estimated to be settled in periods up to year 2078, with the majority being incurred between 2047 and 2078.

A reconciliation of the decommissioning liabilities is provided below:

($ thousands)	December 31, 2025	December 31, 2024
Balance, beginning of year	$17,444	$8,449
Acquisitions	-	12,483
Liabilities incurred	134	27
Change in estimates	1,645	(5,801)
Decommissioning costs incurred	(1,133)	-
Accretion expense	1,832	2,286
Balance, end of year	$19,922	$17,444

Greenfire Resources Ltd.	2025 Annual Financial Statements | 22

10.	WARRANT LIABILITY

On September 20, 2023, the Company issued approximately 7.5 million warrants. Each warrant was initially exercisable for one common share of Greenfire at an exercise price of USD$11.50 per share. In connection with the Rights Offering completed on December 19, 2025 (Note 11), the warrants were adjusted to be exercisable for 1.171 common shares at an exercise price of USD$9.82 per share.

The outstanding warrants expire on September 19, 2028, and contain a cashless exercise feature, permitting an exercise without the payment of the exercise price by the issuance of a net, lower number of common shares. The warrants are remeasured to their fair value at each reporting period with the change recognized through the statement of comprehensive income. The following table reconciles the warrant liability.

For the year ended,	December 31, 2025		December 31, 2024
($ thousands, unless otherwise noted)	Warrants (’000)	Amount	Warrants (’000)	Amount
Balance, beginning of year	7,527	$18,304	7,527	$18,630
Change in fair value	-	(14,176)	-	(326)
Balance, end of year	7,527	$4,128	7,527	$18,304
Common shares issuable on exercise	7,527	-	7,527	-

The fair value of each warrant was estimated using the Black Scholes Merton model with the following assumptions:

	December 31, 2025	December 31, 2024
Share price $USD	$4.76	$7.06
Exercise price $USD	$9.82	$11.50
Average risk-free interest rate	2.57%	4.49%
Average expected volatility (1)	39%	45%
Average expected life (years)	2.75	3.75

(1)	Expected volatility has been based on historical share volatility and that of similar market participants.

11.	SHARE CAPITAL AND PER SHARE AMOUNTS

Share capital

As at December 31, 2025 the Company’s authorized share capital consists of an unlimited number of common shares without a nominal or par value. The following table summarizes the changes to the Company’s common share capital:

For the year ended,	December 31, 2025		December 31, 2024
($ thousands, unless otherwise noted)	Shares (’000)	Amount	Shares (’000)	Amount
Balance, beginning of year	69,718	$164,402	68,642	$158,515
Issued on exercise of share units(1)	542	2,561	1,076	5,887
Issued on rights offering	55,147	298,653	-	-
Share issue costs, net of tax	-	(2,681)	-	-
Balance, end of year	125,407	$462,935	69,718	$164,402

(1)	Differences in the number of exercised units compared to those disclosed in stock-based compensation (Note 14) and the value recognized in contributed surplus relates to withholding taxes on issuances (Note 19).

On December 17, 2025, Greenfire completed a rights offering of its common shares to its shareholders (the “Rights Offering”). The Rights Offering resulted in the issuance of approximately 55.1 million common shares for gross proceeds of $298.7 million. WEF provided a standby commitment to backstop the Rights Offering by agreeing to acquire any common shares not subscribed for under the Rights Offering. The standby commitment was not utilized as the Rights offering was oversubscribed. WEF did not receive any compensation in connection with the standby commitment. Greenfire incurred share issuance costs of $2.7 million, net of $0.8 million of tax, associated with this transaction.

Greenfire Resources Ltd.	2025 Annual Financial Statements | 23

Per share amounts

The following table summarizes the Company’s basic and diluted net income per share:

(thousands of shares, except per share information)	December 31, 2025	December 31, 2024
Weighted average shares outstanding - basic	72,393	69,175
Dilutive effect of share units	83	2,440
Weighted average shares outstanding - diluted	72,476	71,615
Basic $ per share	$0.66	$1.76
Diluted $ per share	$0.66	$1.70

12.	REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company’s revenue from contracts with customers consists of diluted and non-diluted bitumen sales.

($ thousands)	Year ended December 31, 2025	Year ended December 31, 2024
Diluted bitumen sales	$574,313	$799,093
Non-diluted bitumen sales	28,990	23,879
Oil sales	$603,303	$822,972

13.	FINANCING AND INTEREST

($ thousands)	Year ended December 31, 2025	Year ended December 31, 2024
Interest on the senior secured notes	$38,536	$45,270
Other interest	2,477	1,636
Interest expenses	41,013	46,906
Amortization of debt issuance costs and redemption premium (Note 7)	34,077	10,655
Accretion of decommissioning obligations (Note 9)	1,832	2,286
Accretion of lease liabilities (Note 8)	648	1,613
Financing expenses	36,557	14,554
Financing and interest expenses	$77,570	$61,460

14.	STOCK-BASED COMPENSATION

Issued and Outstanding Share Units

A summary of the Performance Warrants, Restricted Stock Units, Performance Share Units and Deferred Share Units, collectively the share units, issued and outstanding is as follows:

(thousands of units or warrants)	PWs	RSUs	PSUs	DSUs	Total
Outstanding January 1, 2024	3,617	-	-	-	3,617
Granted	-	672	919	21	1,612
Exercised(1)	(1,080)	(519)	-	-	(1,599)
Forfeited / Expired	(17)	(17)	(44)	-	(78)
Balance, December 31, 2024	2,520	136	875	21	3,552
Granted	-	13	18	-	31
Exercised(1)	(970)	(58)	-	-	(1,028)
Forfeited / Expired	(152)	(7)	(644)	-	(803)
Cancelled	(1,398)	-	-	(21)	(1,419)
Balance, December 31, 2025	-	84	249	-	333

(1)	Differences in exercised awards compared to those disclosed in share capital (Note 11) relate to withholding taxes on share issuance (Note 19).

As at December 31, 2025, none of the outstanding share units were exercisable (December 31, 2024 – 2.5 million). At December 31, 2024, the 2.5 million outstanding performance warrants had a weighted average exercise price of $3.30.

Greenfire Resources Ltd.	2025 Annual Financial Statements | 24

Stock-based compensation expense

($ thousands)	Year ended December 31, 2025	Year ended December 31, 2024
Restricted share units (RSUs)	$342	$4,692
Performance share units (PSUs)	2,581	1,468
Deferred share units (DSUs)	-	184
Performance warrants (PWs)	-	-
	$2,923	$6,344

Valuation of share units

PSUs granted with market-based performance criteria are valued at the grant-date, using a Monte Carlo simulation incorporating a three-year life and a volatility of 57%.

PSUs granted with operations-based performance criteria are valued based on the share price at the time of grant multiplied by the expected number of shares to be issued. Vesting conditions, including production targets and service conditions, are adjusted at each reporting period to reflect management’s expectations for the number of Operations PSUs that will vest. Production targets are updated based on historic and forecast production.

RSUs and DSUs are valued at the grant date using the prevailing share price.

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

As at December 31	2025		2024
($ thousands)	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets at amortized cost:
Cash and cash equivalents	41,974	41,974	67,419	67,419
Accounts receivable	66,186	66,186	56,417	56,417
Financial assets at fair value through profit or loss
Risk management contracts	11,016	11,016	-	-
Financial liabilities at amortized cost:
Accounts payable and accrued liabilities	88,432	88,432	61,804	61,804
Long-term debt (Note 7)	-	-	371,161	343,852
Financial liabilities at fair value through profit or loss
Risk management contracts	-	-	248	248
Warrant liability	4,128	4,128	18,304	18,304

The 2028 Notes are classified as Level 1 in the fair value hierarchy. For purposes of estimating the fair value of these instruments, the Company used quoted market prices in active markets for identical assets or liabilities. The Company’s risk management contracts and warrant liability are classified as Level 2 in the fair value hierarchy. To estimate the fair value of this instrument, the Company used observable market data and/or other sources utilizing assumptions that market participants would use to determine fair value.

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Market Risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates and interest rates, will affect the Company’s cash flow, income, or the value of its financial instruments.

Commodity Price Risk

The Company’s risk management program is designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income in the period in which they arise.

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated statements of financial position:

($ thousands)	December 31, 2025	December 31, 2024
Gross amount	$13,456	$(1,395)
Amount offset	(2,440)	1,147
Risk management contracts – asset (liability)	$11,016	$(248)

($ thousands)	Year ended December 31, 2025	Year ended December 31, 2024
Realized gain (loss) on risk management contracts	$31,315	$(27,658)
Unrealized gain on risk management contracts	11,264	169
Gain (loss) on risk management contracts	$42,579	$(27,489)

As at December 31, 2025, the following financial commodity risk management contracts were in place, with oil volumes hedged in barrels (“bbl”) and natural gas volumes hedged in gigajoules (“GJ”):

	Instrument	Units	Volume (per day)	Swap Price	Put Price	Call Price
Q1 2026	WTI Fixed Price Swap	C$ / bbl	2,549	$96.95	-	-
Q1 2026	WTI Costless Collar	C$ / bbl	4,951	-	$81.89	$100.16
Q1 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.95)	-	-
Q1 2026	AECO Swap	C$ / GJ	27,000	$2.68	-	-
Q2 2026	WTI Costless Collar	C$ / bbl	5,027	-	$78.50	$83.84
Q2 2026	WTI Costless Collar	US$ / bbl	2,473	-	$57.00	$65.15
Q2 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.15)	-	-
Q2 2026	AECO Swap	C$ / GJ	27,000	$2.68	-	-
Q3 2026	WTI Costless Collar	US$ / bbl	7,500	-	$57.34	$66.26
Q3 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.80)	-	-
Q3 2026	AECO Swap	C$ / GJ	27,000	$2.68	-	-
Q4 2026	WTI Costless Collar	US$ / bbl	4,973		$55.00	$62.74
Q4 2026	AECO Swap	C$ / GJ	27,000	$2.68	-	-

Subsequent to December 31, 2025, Greenfire entered into a costless restructuring of the AECO swaps described above, resulting in the revised terms outlined below:

	Instrument	Units	Volume (per day)	Swap Price
2026	AECO Swap	C$ / GJ	27,000	$2.30
2027	AECO Swap	C$ / GJ	27,000	$2.93
2028	AECO Swap	C$ / GJ	27,000	$2.93

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Subsequent to December 31, 2025, Greenfire entered into the following financial commodity risk management contracts:

	Instrument	Units	Volume (per day)	Swap Price
Q2 2026	WTI Fixed Price Swap	US$ / bbl	5,000	$68.85
Q3 2026	WTI Fixed Price Swap	US$ / bbl	3,500	$71.28
Q4 2026	WTI Fixed Price Swap	US$ / bbl	674	$68.83

The following table illustrates the potential impact of changes in commodity prices on the Company’s net income, before tax, based on the financial risk management contracts in place at December 31, 2025:

As at December 31, 2025	10% change in commodity prices
($ thousands)	Increase	Decrease
Increase (decrease) to fair value of the risk management contracts	(6,891)	7,455

Foreign Currency Risk Management

The Company is exposed to foreign currency risk on U.S. Dollar denominated cash, cash equivalents, accounts receivables, risk management contracts, accounts payables and accrued liabilities, and long-term debt. As at December 31, 2025, Greenfire’s net foreign exchange risk exposure was a US$9.3 million asset (December 31, 2024 – US$218.4 million liability), and a 10% change in the foreign exchange rate would result in a $1.3 million change in the foreign exchange gain or loss (December 31, 2024 - $31.4 million).

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate risk related to borrowings drawn under the Senior Credit Facility, as the interest charged on the credit facility fluctuates with floating interest rates. Currently no amounts are drawn on the Senior Credit Facility. Any letters of credit issued are subject to fixed interest rates and are not exposed to changes in interest rates.

Credit Risk

As at December 31 ($ thousands)	2025	2024
Trade receivables	$32,482	$47,412
Joint interest receivables	19,719	4,655
Accrued joint interest receivables	13,985	4,350
Accounts receivable	$66,186	$56,417

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. Accrued joint interest receivables represent the Company’s partners’ share of operating, and capital costs incurred or accrued at the reporting date that have not yet been invoiced. All risk management contracts are held with large financial institutions. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

At December 31, 2025, and December 31, 2024 the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Of the Company’s trade receivables at December 31, 2025, 86% was receivable from three companies (December 31, 2024- 99% receivable from a single company). At December 31, 2025, 100% of the Company’s joint interest receivables and accrued joint interest receivables were held by a single company (December 31, 2024- 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the statements of financial position. Subsequent to December 31, 2025, the Company has received $18.0 million from its joint interest partner.

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

The following table details the Company’s contractual maturities of its financial liabilities at December 31, 2025, and December 31, 2024:

	2025		2024
As at December 31, ($ thousands)	Less than one year	Greater than one year	Less than one year	Greater than one year
Accounts payable and accrued liabilities	$88,432	$-	$61,804	$-
Risk management contracts	-	-	248	-
Lease liabilities and other(1)	3,457	2,787	7,669	2,726
Long-term debt(2)	-	-	260,252	83,600
Total financial liabilities	$91,889	$2,787	$329,973	$86,326

(1)	Amounts represent the expected undiscounted cash payments.
(2)	Amounts represent undiscounted principal only and exclude interest and transaction costs.

The Company also has provisions as disclosed in Note 9. The Company’s future transportation commitments are disclosed in Note 16.

16.	COMMITMENTS AND CONTINGENCIES

In addition to the commitments disclosed elsewhere in the Financial Statements, Greenfire has assumed commitments through its normal course of operations, primarily through transportation agreements.

($ thousands)	2026	2027	2028	2029	2030	Past 2030	Total
Transportation	37,300	37,434	37,637	37,805	37,281	218,721	406,178
Other(1)	674	1,095	1,135	1,175	1,190	3,654	8,923
Total commitments	$37,974	$38,529	$38,772	$38,980	$38,471	$222,375	$415,101

(1)	Amounts include $3.9 million under lease agreements to which the Company is committed but that have not yet commenced.

17.	CAPITAL MANAGEMENT

The Company’s policy is to maintain a strong capital base for the objectives of maintaining financial flexibility, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying oilsands assets. The Company considers its capital structure to include equity, long-term debt and working capital. The Corporation is not currently subject to any externally imposed capital requirements, other than those on its long-term debt (Note 7).

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18.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities were:

($ thousands)	December 31, 2025	December 31, 2024
Trade payables	$11,240	$6,312
Accrued payables	77,192	45,176
Accrued interest payable	-	10,316
Accounts payable and accrued liabilities	$88,432	$61,804

19.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated statements of financial position to the consolidated statement of cash flows:

($ thousands)	Year ended December 31, 2025	Year ended December 31, 2024
Change in accounts receivable	$(9,769)	$(21,737)
Change in inventories	(5,650)	(1,083)
Change in prepaid expenses and deposits	(3,966)	290
Change in accounts payable and accrued liabilities	26,628	1,954
Change in income tax payable	-	(1,063)
	7,243	(21,639)
Other items impacting changes in non-cash working capital:
Withholding taxes on share units	(973)	(1,324)
Unrealized foreign exchange gain related to working capital	87	710
	6,357	(22,253)
Related to operating activities	(5,186)	(19,642)
Related to investing activities	11,543	(2,611)
Net change in non-cash working capital	$6,357	$(22,253)
Cash interest paid (included in operating activities)	$(51,329)	$(49,708)
Cash interest received (included in operating activities)	$3,078	$4,066

20.	RELATED PARTY TRANSACTIONS

The Company’s related parties primarily consist of key management personnel. The Company considers directors and officers of Greenfire Resources Ltd. as key management personnel.

($ thousands)	Year ended December 31, 2025	Year ended December 31, 2024
Salaries, benefits and director fees	$3,172	$5,946

In addition to the compensation disclosed above, key management personnel received approximately 174,000 common shares on the exercise of performance warrants (Note 11) during the year ended December 31, 2025, and held approximately 51,000 share units as at December 31, 2025.

In 2025, Greenfire agreed to reimburse WEF for approximately $2.0 million of legal fees associated with the Change of Control Transaction including its adoption of a shareholder rights plan and related hearings before the Alberta Securities Commission, in which WEF was successful. The reimbursement was reviewed and approved by the independent members of the Company’s Board of Directors.

In 2024, the Company granted and vested 500,000 RSUs with a fair market value of $4.3 million to M3-Brigade Sponsor III, LP (“MBSC Sponsor”) for consulting services related to the Company’s transition to a public company. At the time the services were provided, Matthew Perkal, who is affiliated with MBSC Sponsor, was a member of the Company’s Board of Directors. Mr. Perkal ceased to be a director following the Change of Control Transaction on December 23, 2024.

Greenfire Resources Ltd.	2025 Annual Financial Statements | 29